Exhibit 99.1

CERTIFICATE OF DESIGNATIONS

OF

SERIES G REDEEMABLE CONVERTIBLE PERPETUAL PREFERRED SHARES

(Par Value US$1.00 Per Share)

OF

TSAKOS ENERGY NAVIGATION LIMITED

TSAKOS ENERGY NAVIGATION LIMITED, a Bermuda exempted company limited by shares (hereinafter called the “Company”), does hereby certify that pursuant to authority contained in Sections 3.4 and 27.6 of its Bye-laws, the Board of Directors of the Company, acting by unanimous written consent dated September 23, 2019, has duly adopted a resolution providing for the issuance of a series of preferred shares, of a par value US$1.00 per share, of the Company each with the rights set forth in this Certificate of Designations.

Special Terms of the Series G Preferred Shares

Section 1. Designation and Amount: Securities Depository.

(a) Designation Amount. There shall be created from the currently available 7,980,000 Preferred Shares of the Company authorized to be issued pursuant to the Memorandum of Association and the Bye-laws (each as herein defined), a series of preferred shares, designated as the “Series G Redeemable Convertible Perpetual Preferred Shares,” par value US$1.00 per share (the “Series G Preferred Shares”), and the designated number of shares of Series G Preferred Shares shall be 3,500,000.

(b) Securities Depository. The Series G Preferred Shares will be represented by one or more certificates registered in the name of the Holder, or if mutually agreed by the Company and the Holder, all or a portion of the Series G Preferred Shares may be issued in book-entry form or a single certificate registered in the name of the Securities Depository or its nominee. If and so long as the Securities Depository shall have been appointed and is serving, payments and communications made by the Company to Holders of the Series G Preferred Shares represented by a certificate registered in the name of the Securities Depository shall be made by making payments to, and communicating with, the Securities Depository.

Section 2. Dividends and Distributions.

(a) Dividends Not During an Event of Default. Except as provided in Section 2(b) and 2(c), the Series G Preferred Shares shall fully participate, on an as-converted basis as if the Series G Preferred Shares were converted into Common Shares, on the record date for any dividend or other distribution paid to holders thereof, at the Conversion Price in effect on such record date, in any dividends or other distributions paid to the holders of Common Shares.

(b) Dividends During a Cross Default or Failure to Redeem. Effective as of the date of a Cross Default or Failure to Redeem, and without duplication if more than one such event has occurred and is continuing at any time, dividends on each Series G Preferred Share shall be cumulative and shall accrue at the Dividend Rate from the date of the Cross Default or Failure to Redeem, whether or not such dividends shall have been declared, and whether or not there are profits, surplus, or other funds legally available for the payment of dividends. Holders of Series G Preferred Shares shall be entitled to receive dividends from time to time out of any assets of the Company legally available for the payment of dividends, when, as, and if declared by the Board of Directors. Dividends, to the extent declared to be paid by the Company in accordance with this Certificate of Designations and applicable Bermuda law, shall be paid quarterly on each Dividend Payment Date. Dividends shall accumulate during each Default Dividend Period, and dividends shall accrue on accumulated dividends at the Dividend Rate. If any Dividend Payment Date otherwise would fall on a date that is not a Business Day, declared dividends shall be paid on the immediately succeeding Business Day without the accumulation of additional dividends or interest. Dividends on the Series G Preferred Shares shall be payable based on a 360-day year consisting of twelve 30-day months. The Company shall promptly inform each Holder when a Cross Default or Failure to Redeem has occurred, and when such Cross Default or Failure to Redeem has ceased.

(c) Dividend Rate. The Dividend Rate during any period, other than a Default Dividend Period, shall equal 0%. Except as otherwise provided in this Section 2(c), during any Default Dividend Period the “Dividend Rate” shall be equal to the Base Dividend Rate. Effective as of the date of the Cross Default or Failure to Redeem, and without duplication if more than one such event has occurred and is continuing at any time, the Dividend Rate shall be 1.25 times the Dividend Rate payable on the Series G Preferred Shares as of the close of business on the day immediately preceding the date of the Cross Default or Failure to Redeem, as applicable, and on each subsequent Dividend Payment Date, the Dividend Rate payable in respect of the succeeding quarter shall increase to a number that is 1.25 times the Dividend Rate as in effect as of the close of business on the day immediately preceding such Dividend Payment Date, until no Cross Default and Failure to Redeem exists. Notwithstanding the foregoing, in no event shall dividends accrue on the Series G Preferred Shares at a rate greater than 30% per annum. If a Cross Default and Failure to Redeem ceases to exist, the Dividend Rate payable on the Series G Preferred Shares shall be 0%, effective as of the date such Cross Default and Failure to Redeem ceases to exist (as evidenced by the delivery of an Officer’s Certificate by the Company to the Holders), and Section 2(a) shall apply. Section 2(a) shall not apply during a Cross Default or Failure to Redeem.

(d) Payment and Priorities of Dividends. Not later than 5:00 p.m., New York City time, on each Dividend Payment Date, the Company shall pay those dividends, if any, on the Series G Preferred Shares that shall have been declared by the Board of Directors to the Holders of record of such shares as such Holders’ names appear on the stock transfer books of the Company maintained by the Company or Registrar and Transfer Agent on the applicable Record Date. The applicable record date (the “Record Date”) for any dividend payment shall be three Business Days immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date shall be such date as may be designated by the Board of Directors in accordance with the Company’s Bye-laws and this Certificate of Designations. No dividend shall be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless full cumulative dividends have been or contemporaneously are being paid or provided for on all issued and outstanding Series G Preferred Shares and any Parity Securities through the most recent respective dividend payment dates. Accumulated dividends in arrears for any past Default Dividend Period may be declared by the Board of Directors and paid on any date fixed by the Board of Directors, whether or not a Dividend Payment Date, to Holders of the Series G Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series G Preferred Shares and any Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated dividends in arrears on the Series G Preferred Shares and any such Parity Securities shall be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Series G Preferred Shares and any Parity Securities are paid, any partial payment shall be made pro rata with respect to the Series G Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate dividend amounts remaining due in respect of such shares at such time. Holders of the Series G Preferred Shares shall not be entitled to any dividend, whether payable in cash, property or shares, in excess of full cumulative dividends.

Section 3. Voting Rights.

(a) General. The Series G Preferred Shares shall have no voting rights except as set forth in this Section 3 (or elsewhere in this Certificate of Designations) or as otherwise provided by the Companies Act.

(b) Other Voting Rights. Unless the Company shall have received the affirmative vote or consent of the Holders of at least two-thirds of the outstanding Series G Preferred Shares, voting as a single class, the Company shall not:

(i) Adopt any amendment to the Memorandum of Association or Bye-laws (including by merger, consolidation or otherwise) that materially or adversely alters or affects the preferences, powers or rights of the Series G Preferred Shares in any respect.

(ii) Adopt any amendment to this Certificate of Designations (including by merger, consolidation or otherwise).

(iii) Split, combine, reverse split or undertake a similar action with respect to the Series G Preferred Shares.

(c) Voting Power. For any matter described in this Section 3 in which the Holders of the Series G Preferred Shares are entitled to vote as a class (whether separately or together with the holders of any Parity Securities), such Holders shall be entitled to one vote per Series G Preferred Share. Any Series G Preferred Shares held by the Company or any of its subsidiaries or Affiliates shall not be entitled to vote and shall not be deemed outstanding for purposes of determining the number of shares of Series G Preferred Shares entitled to vote.

Section 4. Reacquired Shares. Subject to compliance with Bermuda law and the Companies Act, any Series G Preferred Shares may be purchased, redeemed (subject to Section 6 hereof), or otherwise acquired by the Company in any manner whatsoever. Any such purchased, redeemed or otherwise acquired Series G Preferred Shares shall be retired and canceled after the acquisition thereof. All such shares shall become authorized but unissued Preferred Shares and may be reissued as part of a new series of Preferred Shares to be created by resolution or resolutions of the Board of Directors.

Section 5. Liquidation Rights.

(a) Liquidation Event. Upon the occurrence of any Liquidation Event, Holders of outstanding Series G Preferred Shares shall be entitled to receive out of the assets of the Company or proceeds thereof legally available for distribution to shareholders of the Company, whether from capital, surplus or earnings, (i) after satisfaction of all liabilities, if any, to creditors of the Company, (ii) after all applicable distributions of such assets or proceeds being made to or set aside for the holders of any Senior Securities then outstanding in respect of such Liquidation Event, (iii) concurrently with any applicable distributions of such assets or proceeds being made to or set aside for holders of any Parity Securities then outstanding in respect of such Liquidation Event, and (iv) before any distribution of such assets or proceeds is made to or set aside for the holders of Common Shares and any other classes or series of Junior Securities as to such distribution, a liquidating distribution or payment in full redemption of such Series G Preferred Shares in an amount equal to the Series G Liquidation Preference per share. For purposes of clarity, upon the occurrence of any Liquidation Event, (x) the holders of then outstanding Senior Securities shall be entitled to receive the applicable Liquidation Preference on such Senior Securities before any distribution shall be made to the Holders of the Series G Preferred Shares or any Parity Securities, and (y) the Holders of outstanding Series G Preferred Shares shall be entitled to the Series G Liquidation Preference per share in cash concurrently with any distribution made to the holders of Parity Securities and before any distribution shall be made to the holders of Common Shares or any other Junior Securities. Holders of Series G Preferred Shares shall not be entitled to any other amounts from the Company, in their capacity as Holders of such shares, after they have received the full Series G Liquidation Preference. The payment of the Series G Liquidation Preference shall be a payment in redemption of the Series G Preferred Shares such that, from and after payment of the full Series G Liquidation Preference, any such Series G Preferred Share shall thereafter be cancelled and no longer be outstanding.

(b) Partial Payment. If, in the event of any distribution or payment described in Section 5(a) above where the Company’s assets available for distribution to holders of the outstanding Series G Preferred Shares and any Parity Securities are insufficient to satisfy the applicable Liquidation Preference for such Series G Preferred Shares and Parity Securities, the Company’s then remaining assets or proceeds thereof legally available for distribution to shareholders of the Company shall be distributed among the Series G Preferred Shares and such Parity Securities, as applicable, ratably on the basis of their relative aggregate Liquidation Preferences. To the extent that the Holders receive a partial payment of their Series G Liquidation Preference, such partial payment shall reduce the Series G Liquidation Preference of their Series G Preferred Shares, but only to the extent of such amount paid.

(c) Residual Distributions. After payment of the applicable Liquidation Preference to the holders of the outstanding Series G Preferred Shares and any Parity Securities, the Company’s remaining assets and funds shall be distributed among the holders of the Common Shares and any other Junior Securities then outstanding according to their respective rights and preferences.

Section 6. Redemption.

(a)	Rights to Cause Redemption.

(i) Company’s Option to Redeem. (A) The Company may, at any time prior to September 1, 2020, redeem some or all Series G Preferred Shares, as more fully described in this Certificate of Designation, from any source of funds legally available for such purpose. The Company shall effect any such redemption by paying cash for each Series G Preferred Share to be redeemed in an amount equal to the Optional Redemption Price for such share on such Redemption Date. (B) The Company shall have the right, in connection with a Delisting Event that occurs at any time after the First Mandatory Redemption Date, to redeem the remaining issued and outstanding Series G Preferred Shares, at its option, from any source of funds legally available for such purpose, by paying cash at a per share price equal to the Mandatory Redemption Price.

(ii) Mandatory Redemption and Conversion. (A) On the First Mandatory Redemption Date, (1) the Company shall redeem issued and outstanding Series G Preferred Shares having an aggregate Mandatory Redemption Price as of such date equal to the lesser of the Maximum Aggregate Redemption Price and the Permitted Redemption Amount, by paying cash, subject to Section 6(g) below, to the Holder thereof, at a per share price equal to the Mandatory Redemption Price; and (2) the remaining issued and outstanding Series G Preferred Shares, after giving effect to the redemption payment pursuant to Section 6(a)(ii)(A)(1), other than an amount of Series G Preferred Shares having an aggregate Mandatory Redemption Price as of such date equal to the Redemption Shortfall Amount, after giving effect to the redemption payment pursuant to Section 6(a)(ii)(A)(1), shall automatically convert into Common Shares at the Conversion Rate in accordance with Section 7 of this Certificate of Designations, unless the Company in its sole discretion determines to waive the Maximum Aggregate Redemption Price and redeem such excess Series G Preferred Shares for cash at the Mandatory Redemption Price.

(B) On each Subsequent Mandatory Redemption Date, the Company shall redeem issued and outstanding Series G Preferred Shares having an aggregate Mandatory Redemption Price as of such date equal to the lesser of the Redemption Shortfall Amount and the Permitted Redemption Amount, in each case as of such date, by paying cash, subject to Section 6(g) below, to the Holder thereof, at a per share price equal to the Mandatory Redemption Price; provided that if upon any such redemption payment the Redemption Shortfall Amount equals zero, then all remaining issued and outstanding Series G Preferred Shares shall automatically convert into Common Shares at the Conversion Rate in accordance with Section 7 of this Certificate of Designations, unless the Company in its sole discretion determines to redeem such excess Series G Preferred Shares for cash at the Mandatory Redemption Price.

(C) On the fifth anniversary of the Original Issue Date, if the value of the Common Shares, based on a 10-day trailing VWAP to such fifth anniversary date per Common Share, issuable upon the conversion of the Series G Preferred Shares that remain issued and outstanding is (1) equal to or higher than the Final Redemption Price of such issued and outstanding Series G Preferred Shares, all remaining issued and outstanding Series G Preferred Shares shall automatically convert into Common Shares at the Conversion Rate in accordance with Section 7 of this Certificate of Designations, unless the Company in its sole discretion determines to redeem some or all such Series G Preferred Shares at the Mandatory Redemption Price for cash; and (2) less than the Final Redemption Price of such issued and outstanding Series G Preferred Shares, the Company shall pay the Final Redemption Price of such Series G Preferred Shares in the form of Shyris Shipping Series B Preferred Shares having an aggregate stated liquidation preference equal to the Final Redemption Price of such Series G Preferred Shares, unless the Company in its sole discretion determines to redeem some or all such Series G Preferred Shares at the Mandatory Redemption Price for cash and/or, subject to compliance with Bermuda law and the Companies Act, Common Shares valued based on a 10-day trailing VWAP to such fifth anniversary date per Common Share.

(iii) Holder’s Right to Cause Redemption. If there has been a Shyris Shipping Failure, then upon a Holder’s request, the Company shall redeem all of such Holder’s Series G Preferred Shares. The Company shall effect any such redemption by paying the Shyris Shipping Failure Redemption Price in cash within 10 days of the Holder’s request, and the Company shall deposit funds sufficient to redeem all the Series G Preferred Shares no later than 5:00 p.m. New York City time on the Business Day immediately preceding the Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Redemption Price to the Holders of the Series G Preferred Shares to be redeemed upon surrender or deemed surrender (which shall occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor. There shall be no redemption of any Series G Preferred Shares pursuant to this Section 6(a)(iii) until funds sufficient to pay the full Shyris Shipping Failure Redemption Price of such shares shall have been deposited by the Company with the Paying Agent or in an applicable bank account for use to effect such redemption.

(b) Application of Payments. So long as the Series G Preferred Shares are held of record by the nominee of the Securities Depository, the Optional Redemption Price or Mandatory Redemption Price (as applicable, the “Redemption Price”) shall be paid by the Paying Agent to the Securities Depository on the Redemption Date.

(c) Redemption Notice. The Company shall give notice of a redemption made pursuant to Section 6(a)(i) or 6(a)(ii) by mail, postage prepaid, not less than 10 days and not more than 60 days before the scheduled Redemption Date, to the Holders of record (as of 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series G Preferred Shares to be redeemed as such Holders’ names appear on the Company’s share transfer books maintained by the Company or the applicable Registrar and Transfer Agent and at the address of such Holders shown therein. Such notice (the “Redemption Notice”) shall state: (1) the Redemption Date, (2) the number of Series G Preferred Shares to be redeemed and, if less than all outstanding Series G Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such Holder, (3) the Redemption Price, (4) the place where the Series G Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the Redemption Price therefor and (5) that dividends on the shares to be redeemed shall cease to accumulate from and after such Redemption Date. Any Holder may elect to convert any or all Series G Preferred Shares pursuant to Section 7 after receipt of the Redemption Notice, but prior to the Redemption Date.

(d) Effect of Redemption; Partial Redemption. If fewer than all of the outstanding Series G Preferred Shares are redeemed on a Redemption Date, the number of shares to be redeemed shall be determined by the Company, and such shares shall be redeemed pro rata or by lot or by any other equitable method as the Securities Depository or the Company, as applicable, shall determine, with adjustments to avoid redemption of fractional shares. The aggregate Redemption Price for any such partial redemption of the outstanding Series G Preferred Shares shall be allocated correspondingly among the redeemed Series G Preferred Shares. The Series G Preferred Shares not redeemed shall remain outstanding and entitled to all the rights and preferences provided in this Certificate of Designations (it being noted that Series G Preferred Shares not redeemed pursuant to Section 6(a)(ii) or 6(a)(iii), as applicable, may convert into Common Shares in accordance with Sections 6(a)(ii) or 6(a)(iii), as applicable, and Section 7 hereof).

(e) Redemption Funds. If the Company gives or causes to be given a Redemption Notice, the Company shall deposit funds sufficient to redeem the Series G Preferred Shares as to which such Redemption Notice shall have been given no later than 5:00 p.m. New York City time on the Business Day immediately preceding the Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Redemption Price to the Holders of the Series G Preferred Shares to be redeemed upon surrender or deemed surrender (which shall occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor as set forth in the Redemption Notice. If the Redemption Notice shall have been given, from and after the Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Redemption Notice, all dividends on such Series G Preferred Shares to be redeemed shall cease to accumulate and all rights of Holders of such shares as the Company’s shareholders shall cease, except the right to receive the Redemption Price, and such shares shall not thereafter be transferred on the Company’s share transfer books maintained by the Company or the applicable Registrar and Transfer Agent or be deemed to be outstanding for any purpose whatsoever. The Company shall be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Redemption Price of the Series G Preferred Shares to be redeemed), and the Holders of any shares so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Company for any reason, including redemption of Series G Preferred Shares, that remain unclaimed or unpaid after two years after the applicable Redemption Date or other payment date, shall be, to the extent permitted by law, repaid to the Company upon its written request after which repayment the Holders of the Series G Preferred Shares entitled to such redemption or other payment shall have recourse only to the Company. Notwithstanding any Redemption Notice, there shall be no redemption of any Series G Preferred Shares called for redemption until funds sufficient to pay the full Redemption Price of such shares shall have been deposited by the Company with the Paying Agent or in an applicable bank account for use to effect such redemption.

(f) Certificate. Any Series G Preferred Shares that are redeemed or otherwise acquired by the Company, if deemed cancelled by the Company, shall constitute Preferred Shares subject to designation by the Board of Directors as set forth in the Memorandum of Association and Bye-laws. If only a portion of the Series G Preferred Shares represented by a certificate shall have been called for redemption, upon surrender of the certificate to the Paying Agent (which shall occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee), the Paying Agent shall issue to the Holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Series G Preferred Shares represented by the surrendered certificate that have not been called for redemption.

(g) Consideration. The Company may pay the Mandatory Redemption Price, in an amount up to the Maximum Aggregate Redemption Price, in the form of Shyris Shipping Series B Preferred Shares having an aggregate stated liquidation preference equal to the Mandatory Redemption Price paid therewith, in lieu of cash, in accordance with the provisions of the Share Purchase Agreement.

(h) Redemption Priority. If the Company is required to redeem any Series G Preferred Shares, then the Company will take all reasonable action within its means to maximize the assets available for redeeming such Series G Preferred Shares and will use all such assets available therefor (and any additional assets that from time to time become available).

Section 7. Conversion. Series G Preferred Shares are not convertible into or exchangeable for any other property or securities of the Company, except as provided in this Section 7 and Section 6.

(a) Optional Conversion. Each Holder may elect to convert its Series G Preferred Shares, in whole or in part, at any time and from time to time into Common Shares at the Conversion Rate.

(b) Mandatory Conversion. If the VWAP for the Common Shares over any ten consecutive Trading Day period exceeds (i) 130% of the Conversion Price per share, then 25% of the Series G Preferred Shares issued and outstanding as of the Original Issue Date will mandatorily convert to Common Shares at the Conversion Rate then in effect (based on the formula contained in Section 7(a)), (ii) 150% of the Conversion Price per share, then 25% of the Series G Preferred Shares issued and outstanding as of the Original Issue Date will mandatorily convert to Common Shares at the Conversion Rate and (iii) exceeds 170% of the Conversion Price per share, then all Series G Preferred Shares will mandatorily convert to Common Shares at the Conversion Rate. Notwithstanding anything herein to the contrary, no Series G Preferred Shares shall be mandatorily converted (or otherwise be converted at the option of anyone but the Holder thereof) if there is not a registration statement covering the resale by the Holder of the Common Shares to be so issued upon such conversion, which registration statement has been filed and remains effective with the U.S. Securities and Exchange Commission (the “Commission”).

(c) Adjustment of Conversion Price as Result of Certain Corporate Actions. The Conversion Price in effect at any time shall be adjusted as follows:

(i) If the Company shall, at any time or from time to time, effect a subdivision or split of the outstanding Common Shares, the Conversion Price in effect immediately before such subdivision or split shall be proportionately decreased and, conversely, if the Company shall, at any time or from time to time, effect a combination of the outstanding Common Shares, the Conversion Price in effect immediately before such combination shall be proportionately increased. Any adjustment under this Section 7(c)(i) shall become effective at the close of business on the date of the applicable subdivision, split or combination.

(ii) In the event that the Company shall, at any time or from time to time, make or issue to all holders of Common Shares, a dividend or other distribution payable in Common Shares, then the Conversion Price in effect shall be decreased as of the time of such issuance in accordance with the following formula:

O
C1	=	C x -----------------
O + N

where:

C1 =	The adjusted Conversion Price.

C =	The current Conversion Price.

O =	The number of Common Shares outstanding immediately prior to the applicable issuance.

N =	The number of additional Common Shares issued in payment of such dividend or distribution.

(d) Corporate Events. Prior to the consummation of any transaction pursuant to which holders of Common Shares are entitled to receive securities or other assets with respect to or in exchange for Common Shares, including a reclassification, exchange, substitution or reorganization (a “Corporate Event”), the Company shall make appropriate provision to ensure that each Holder will thereafter have the right to receive upon a conversion of all the Series G Preferred Shares held by such Holder, such securities and other assets (including cash) that such Holder would have been entitled to receive had such Holder converted its Series G Preferred Shares into Common Shares immediately prior to the consummation of such Corporate Event. The provisions of this Section 7(d) shall apply similarly and equally to successive Corporate Events.

(e) Mechanics of Conversion; Accrued and Unpaid Dividends Paid in Cash. No fractional Common Shares shall be issued upon conversion of Series G Preferred Shares. In lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the closing price of the Common Shares on the Trading Day prior to such conversion. Before any Holder shall be entitled to convert the same into full Common Shares, and to receive certificates therefor, the Holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any Transfer Agent for the Series G Preferred Shares (to the extent not registered in the name of the Securities Depository or its nominee), and shall give written notice to the Company at such office that such Holder is converting the same; provided, however, that the Company shall not be obligated to issue certificates evidencing the Common Shares issuable upon conversion unless either the certificates evidencing such Series G Preferred Shares are delivered to the Company or its Transfer Agent as provided above, or the Holder notifies the Company or its Transfer Agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates.

The Company shall, as soon as practicable after such delivery (which shall occur automatically for such Series G Preferred Shares represented by a certificate registered in the name of the Securities Depository or its nominee), or after such agreement and indemnification, issue and deliver at such office to such Holder, a certificate or certificates for the number of Common Shares to which such Holder shall be entitled as aforesaid (or the applicable book-entry account shall be created and/or noted as credited with such Common Shares) and a check payable to the Holder in the amount of any accrued and unpaid dividends on the converted Series G Preferred Shares plus any cash amounts payable as the result of a conversion into fractional Common Shares. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of Series G Preferred Shares to be converted, and the Person or Persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Shares on such date.

(f) Reservation of Stock Issuable Upon Conversion. The Company shall at all times after the Original Issue Date, reserve and keep available out of its authorized but unissued Common Shares solely for the purpose of effecting the conversion of the Series G Preferred Shares, such number of its Common Shares as shall from time to time be sufficient to effect the conversion of all then outstanding Series G Preferred Shares; and if at any time the number of authorized but unissued Common Shares shall not be sufficient to effect the conversion of all then outstanding Series G Preferred Shares, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Common Shares to such number of shares as shall be sufficient for such purpose, including engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Designations or the Memorandum of Association and Bye-laws.

(g) Treasury Stock. The number of Common Shares outstanding at any given time shall not include shares owned or held, directly or indirectly, by or for the account of the Company.

(h) Other Events. If any event occurs of the type contemplated by the foregoing provisions of this Section 7 but not expressly provided for by such provisions, then the Board of Directors will make an appropriate adjustment to the Conversion Price so as to maintain the conversion rights of the holders of the Series G Preferred Shares; provided, however, that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.

(i) Actions Relating to the Conversion Price. Notwithstanding the provisions of this Section 7, in no event shall the Company take any action or permit any Corporate Event or similar event to occur (including that the Company will not effect a subdivision or split of the Common Shares, or pay a dividend or other distribution payable in Common Shares), that would result in an effective Conversion Price of less than the par value of the Common Shares.

(j) Legal Method of Conversion. Any conversion of Series G Preferred Shares to Common Shares of the Company may be effected by way of variation of rights, share repurchase and issue, share consolidation, share subdivision and/or any other manner permitted by applicable law.

(k) Beneficial Ownership Limitation. Notwithstanding anything herein to the contrary, the Company shall not effect any conversion of the Series G Preferred Shares, and a Holder shall not have the right to convert any of its Series G Preferred Shares, to the extent that, after giving effect to an attempted conversion, such Holder (together with such Holder’s Affiliates, and any other Person whose beneficial ownership of Common Shares would be aggregated with the Holder’s for purposes of Section 13(d) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and the applicable rules and regulations of the Commission, including any “group” of which the Holder is a member) would beneficially own a number of Common Shares in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by such Holder and its Affiliates shall include the number of Common Shares issuable upon conversion of the Series G Preferred Shares subject to the notice of conversion with respect to which the determination of such sentence is being made, but shall exclude the number of Common Shares which are issuable upon (A) conversion of the remaining, unconverted Series G Preferred Shares beneficially owned by such Holder or any of its Affiliates, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Holder or any of its Affiliates, in each case, that are subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Section 7(k), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission. In addition, for purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission. For purposes of this Section 7(k), in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as reflected in (A) the Company’s most recent Form 20-F, Report on Form 6-K or other public filing with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent notice by the Company or the Company’s transfer agent to the Holder setting forth the number of Common Shares then outstanding. For any reason at any time, upon the written or oral request of a Holder (which may be by email), the Company shall, within two (2) Business Days of such request, confirm orally and in writing to such Holder (which may be via email) the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to any actual conversion or exercise of securities of the Company, including shares of Series G Preferred Shares, by such Holder or its Affiliates since the date as of which such number of outstanding Common Shares was last publicly reported or confirmed to the Holder. The “Beneficial Ownership Limitation” shall be 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares pursuant to such notice of conversion (to the extent permitted pursuant to this Section 7(k)). The Holder, upon notice to the Company, may increase (or decrease, but not below 9.99%) the Beneficial Ownership Limitation provisions of this Section 7(k); however, any increase (or decrease, but not below 9.99%) in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The Company shall be entitled to rely on representations made to it by the Holder in any notice of conversion regarding its Beneficial Ownership Limitation. The provisions of this Section 7(k) shall be construed, corrected and implemented in a manner so as to effectuate the intended beneficial ownership limitation herein contained and the Common Shares underlying the Series G Preferred Shares in excess of the Beneficial Ownership Limitation shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) of the Exchange Act.

Section 8. Rank. The Series G Preferred Shares shall be deemed to rank:

(a) Senior. Senior to (i) all classes of Common Shares, (ii) if issued, the Series A Preferred Shares (including any additional Series A Preferred Shares issued after the Original Issue Date), and (iii) any other class or series of share capital established after the Original Issue Date by the Board of Directors, the terms of which class or series expressly provide that it is made junior to the Series G Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to with the Common Shares as “Junior Securities”);

(b) Parity. On a parity with (i) the Series C Preferred Shares (including any additional Series C Preferred Shares issued after the Original Issue Date); (ii) the Series D Preferred Shares (including any additional Series D Preferred Shares issued after the Original Issue Date); (iii) the Series E Preferred Shares (including any additional Series E Preferred Shares issued after the Original Issue Date); (iv) the Series F Preferred Shares (including any additional Series F Preferred Shares issued after the Original Issue Date); and (v) any class or series of share capital established after the Original Issue Date by the Board of Directors, the terms of which class or series are not expressly subordinated or senior to the Series G Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as “Parity Securities”); and

(c) Junior. Junior to (i) all of the Company’s indebtedness and other liabilities with respect to assets available to satisfy claims against the Company and (ii) any class or series of share capital established after the Original Issue Date by the Board of Directors, the terms of which class or series expressly provide that it ranks senior to the Series G Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as “Senior Securities”).

The Company may issue Junior Securities, Parity Securities or Senior Securities from time to time in one or more series without the consent of the holders of the Series G Preferred Shares. The Board of Directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any shares of that series. The Board of Directors shall also determine the number of shares constituting each such series of securities.

Section 9. Definitions. As used herein with respect to the Series G Preferred Shares:

(a)

“Affiliate” means, in regard to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, “control” (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

(b)	“Base Dividend Rate” means a rate equal to 7.75% per annum of the Stated Liquidation Preference per share.

(c)	“Board of Directors” means the board of directors of the Company or any authorized committee thereof.

(d)

“Business Day” means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

(e)	“Bye-laws” means the bye-laws of the Company, as they may be amended from time to time.

(f)

“Certificate of Designations” means this Certificate of Designations relating to the Series G Preferred Shares, as it may be amended from time to time in a manner consistent with this Certificate of Designations, the Memorandum of Association, the Bye-laws and the Companies Act.

(g)	“Commission” has the meaning set forth in Section 7(b) of this Certificate of Designations.

(h)	“Common Shares” means the common shares of the Company, par value US$1.00 per share, and any other outstanding class of common shares of the Company.

(i)	“Companies Act” means The Companies Act 1981 of Bermuda, as amended from time to time.

(j)

“Company” has the meaning set forth in the introductory paragraph of this Certificate of Designations. For the avoidance of doubt, references to the Company refer to Tsakos Energy Navigation Limited specifically and not to any of its subsidiaries or Affiliates, except for purposes of calculating financial items expressly defined herein as calculated on a consolidated basis.

(k)	“Conversion Price” means US$3.00 (subject to adjustment pursuant to Sections 7(c), (d) and (h) hereof, as applicable).

(l)

“Conversion Rate” is equal to a fraction with the Series G Liquidation Preference (less any cash amounts paid with respect to accrued and unpaid dividends on such Series G Preferred Share pursuant to Section 7(e) of this Certificate of Designations) in the numerator and the Conversion Price (as then in effect) in the denominator. For the avoidance of doubt, accrued and unpaid dividends on converted Series G Preferred Shares shall be paid in cash pursuant to Section 7(e).

(m)	“Corporate Event” has the meaning set forth in Section 7(d) of this Certificate of Designations.

(n)

“Credit Facility” means, with respect to the Company or any subsidiary, any debt or commercial paper facilities with banks or other lenders providing for revolving credit or term loans or any agreement treated as a finance or capital lease in accordance with U.S. GAAP.

(o)

“Cross Default” means a default by the Company under any Credit Facility if such default is caused by a failure to pay principal of, or interest or premium, if any, on outstanding indebtedness under such Credit Facility (other than non-recourse indebtedness of any subsidiary) prior to the expiration of the grace period for payment of such indebtedness set forth in such Credit Facility (“payment default”), and the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default aggregates US$25 million or more, in each case whether or not such default is declared by the relevant lender.

(p)

“Default Dividend Period” means a period of time commencing on and including the date a Cross Default or Failure to Redeem occurs and ending on and including the calendar day preceding the day that no Cross Default or Failure to Redeem remains.

(q)

“Delisting Event” means an event that shall be deemed to have occurred at the time after the date hereof when the Company’s common stock ceases to be listed or admitted for trading on the New York Stock Exchange, the NASDAQ Capital Market, the NASDAQ Global Market or the NASDAQ Global Select Market (or any of their respective successors).

(r)	“Discretionary Redemption Percentage” means (i) 40%, or (ii), if agreed by all of the Holders, 49.9%.

(s)	“Dividend Payment Date” means each March 1, June 1, September 1 and December 1 of each calendar year.

(t)	“Dividend Rate” has the meaning set forth in Section 2(c) of this Certificate of Designations.

(u)	“Exchange Act” has the meaning set forth in Section 7(k) of this Certificate of Designations.

(v)

“Failure to Redeem” means the failure of the Company to redeem, on the applicable date, all of the Series G Preferred Shares required to be redeemed on a Mandatory Redemption Date pursuant to Section 6(a) of this Certificate of Designations, whether or not the Board of Directors has authorized any such redemption and whether or not such redemption is legally permissible or is prohibited by any agreement to which the Company is subject.

(w)

“Final Redemption Price” a U.S. dollar amount providing for a return of 7.75% per annum on an actual 360-day basis on the Stated Liquidation Preference, with such return calculation made on a share-by-share basis and taking into account all cash dividends actually received on the relevant Series G Preferred Share.

(x)	“First Mandatory Redemption Date” means the earlier of (i) the date on which the last of the Vessels is delivered from the relevant shipyard and (ii) February 1, 2021.

(y)	“Holder” means the Person in whose name the Series G Preferred Shares are registered on the share register of the Company maintained by the Company or the Registrar and Transfer Agent.

(z)	“Junior Securities” has the meaning set forth in Section 8(a) of this Certificate of Designations.

(aa)

“Liquidation Event” means the occurrence of a liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary. Neither the sale of all or substantially all of the property or business of the Company nor the consolidation, amalgamation or merger of the Company with or into any other Person, individually or in a series of transactions, shall be deemed a Liquidation Event.

(bb)

“Liquidation Preference” means, in connection with any distribution in connection with a Liquidation Event pursuant to Section 5(a) of this Certificate of Designations and with respect to any holder of any class or series of share capital of the Company, the amount otherwise payable to such holder in such distribution with respect to such class or series of share capital (assuming no limitation on the assets of the Company available for such distribution), including an amount equal to any accrued but unpaid dividends thereon to the date fixed for such payment, whether or not declared (if the terms of the applicable class or series of share capital of the Company so provide). For avoidance of doubt, for the foregoing purposes the Series G Liquidation Preference is the Liquidation Preference with respect to the Series G Preferred Shares.

(cc)	“Mandatory Redemption Date” means the First Mandatory Redemption Date or a Subsequent Mandatory Redemption Date, as applicable.

(dd)

“Mandatory Redemption Price” means a price per Series G Preferred Share equal to the greater of (i) the Conversion Rate multiplied by 95% of the trailing six month VWAP (taken as a whole) of the Common Shares as of the Redemption Date and (ii) a U.S. dollar amount providing for a return of 7.75% per annum on an actual 360-day basis on the Stated Liquidation Preference, with such return calculation made on a share-by-share basis and taking into account all cash dividends actually received on the relevant Series G Preferred Share.

(ee)	“Maximum Aggregate Redemption Price” means US$35,000,000.

(ff)

“Memorandum of Association” means the Memorandum of Association of the Company, as it may be amended from time to time in a manner consistent with this Certificate of Designations, and shall include this Certificate of Designations.

(gg)	“Optional Redemption Price” means:

a.

For a Redemption Date that is prior to March 1, 2020, 115% of the relevant Conversion Price (on the Redemption Date) per share multiplied by the Conversion Rate, plus any accrued but unpaid dividends on the Series G Preferred Share, provided that no more than 25% of the Series G Preferred Shares issued on the Original Issue Date may be redeemed pursuant to this sentence.

b.

For a Redemption Date that is prior to September 1, 2020, 130% of the relevant Conversion Price (on the Redemption Date) per share multiplied by the Conversion Rate, plus any accrued but unpaid dividends on the Series G Preferred Share.

(hh)	“Original Issue Date” means September 25, 2019.

(ii)

“Ownership Certifications” means signed certifications of ownership satisfying the requirements of U.S. Treasury Regulation Section 1.883-4, which certifications are valid, or will be valid immediately following provision of the certifications, on such Mandatory Redemption Date.

(jj)	“Parity Securities” has the meaning set forth in Section 8(b) of this Certificate of Designations.

(kk)

“Paying Agent” means Computershare Inc., acting in its capacity as paying agent for the Series G Preferred Shares, and its respective successors and assigns, or any other payment agent appointed by the Company (which may be the Company).

(ll)

“Permitted Redemption Amount” shall mean, as of any Mandatory Redemption Date, an amount equal to (1) the maximum number of Shyris Shipping Series B Preferred Shares that could be issued on such date such that the Redemption Quotient does not exceed the Discretionary Redemption Percentage, multiplied by (2) US$10.00.

(mm)	“Person” means a legal person, including any individual, company, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust or entity.

(nn)

“Preferred Shares” means any of the Company’s share capital, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, over shares of the Common Shares, including, without limitation, the Series A Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares, the Series F Preferred Shares and the Series G Preferred Shares.

(oo)

“Principal Market” means the New York Stock Exchange, Inc., the NASDAQ Global Select Market, the NASDAQ Global Market, or the NASDAQ Capital Market, whichever is at the relevant time the principal trading exchange or market for the Common Shares.

(pp)	“Record Date” has the meaning set forth in Section 2(d) of this Certificate of Designations.

(qq)	“Redemption Date” means a Mandatory Redemption Date, if conducted pursuant to Section 6(a)(ii), or otherwise on such date as set by the Company in accordance with this Certificate of Designations.

(rr)	“Redemption Notice” has the meaning set forth in Section 6(c) of this Certificate of Designations.

(ss)	“Redemption Price” has the meaning set forth in Section 6(b) of this Certificate of Designations.

(tt)

“Redemption Quotient” means, as of any Mandatory Redemption Date, an amount equal to (1) the sum of (a) the fair market value of the outstanding Shyris Shipping Series B Preferred Shares with respect to which Shyris Shipping has not received Ownership Certifications and (b) the fair market value of the Shyris Shipping Series B Preferred Shares to be issued on such Mandatory Redemption

Date with respect to which Shyris Shipping has not received Ownership Certifications, divided by (2) the sum of (a) the fair market value of the outstanding shares of Shyris Shipping, including Shyris Shipping Series B Preferred Shares, and (b) the fair market value of the Shyris Shipping Series B Preferred Shares to be issued on such Mandatory Redemption Date; in each case with such fair market value determined by an independent expert with expertise in stock valuation; provided, that, if the Company and all of the Holders so agree in writing, the Redemption Quotient as of any specified Mandatory Redemption Date shall be zero.

(uu)

“Redemption Shortfall Amount” means (1) the Maximum Aggregate Redemption Price reduced by (2) the aggregate Mandatory Redemption Price previously paid pursuant to Section 6(a)(ii) of this Certificate of Designations.

(vv)	“Registrar” means Computershare Inc., acting in its capacity as registrar for the Series G Preferred Shares, and its successors and assigns or any other registrar appointed by the Company.

(ww)	“Securities Depository” means The Depository Trust Company, and its successors or assigns or any other securities depository selected by the Company.

(xx)	“Senior Securities” has the meaning set forth in Section 8(c) of this Certificate of Designations.

(yy)	“Series A Preferred Shares” means the Company’s Series A Junior Participating Preferred Shares, par value US$1.00 per share.

(zz)	“Series C Preferred Shares” means the Company’s 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares, par value US$1.00 per share, liquidation preference US$25.00 per share.

(aaa)	“Series D Preferred Shares” means the Company’s 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, par value US$1.00 per share, liquidation preference US$25.00 per share.

(bbb)

“Series E Preferred Shares” means the Company’s 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value US$1.00 per share, liquidation preference US$25.00 per share.

(ccc)

“Series F Preferred Shares” means the Company’s Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value US$1.00 per share, liquidation preference US$25.00 per share.

(ddd)

“Series G Liquidation Preference” means a Liquidation Preference for each Series G Preferred Share initially equal to US$10.00 per share, which Liquidation Preference shall be (i) increased by the per share amount of any accrued and unpaid dividends thereon to (but not including) the date fixed for payment of such amount (including the dividends that accrued pursuant to Section 2(a) and Section 2(b)) and (ii) decreased upon a distribution in connection with a Liquidation Event described in Section 5 of this Certificate of Designations, which does not result in payment in full of the Liquidation Preference of such Series G Preferred Share.

(eee)	“Series G Preferred Shares” has the meaning set forth in Section 1(a) of this Certificate of Designations.

(fff)	“Share Purchase Agreement” means that certain share purchase agreement dated September 23, 2019 among the Company, Shyris Shipping and the purchaser named therein.

(ggg)	“Shyris Shipping” means Shyris Shipping Company S.A., a Marshall Islands corporation (or its successor).

(hhh)	“Shyris Shipping Failure” means that the conditions set forth in Section 7.4 of the Share Purchase Agreement shall not have been satisfied by the dates therein specified.

(iii)

“Shyris Shipping Failure Redemption Price” means a price per Series G Preferred Share equal to a U.S. dollar amount providing for a return of 7.75% per annum on an actual 360-day basis on the Stated Liquidation Preference, with such return calculation made on a share-by-share basis and taking into account all cash dividends actually received on the relevant Series G Preferred Share.

(jjj)

“Shyris Shipping Series B Preferred Shares” means the Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping with the terms set forth in that Statement of Designation dated September 25, 2019.

(kkk)	“Stated Liquidation Preference” means a liquidation preference for each of the Series G Preferred Shares equal to US$10.00 per share.

(lll)

“Subsequent Mandatory Redemption Date” means, so long as the Redemption Shortfall Amount is greater than zero, (i) the six-month anniversary of the First Mandatory Redemption Date, (ii) each subsequent six-month anniversary of the prior Subsequent Mandatory Redemption Date prior to the five-year anniversary of the Original Issue Date, and (iii) the five-year anniversary of the Original Issue Date; provided that, if the Redemption Shortfall Amount is equal to zero on a Subsequent Mandatory Redemption Date, there shall be no further Subsequent Mandatory Redemption Dates.

(mmm)

“Trading Day” means any day other than a Saturday or a Sunday on which the Common Shares are traded on the Principal Market, provided, however, that “Trading Day” shall not include any day on which the Common Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Shares are suspended from trading for any reason (i) for more than three (3) consecutive or non-consecutive hours, or (ii) during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).

(nnn)

“Transfer Agent” means Computershare Trust Company, N.A., acting in its capacity as transfer agent for the Series G Preferred Shares, and its respective successors and assigns or any other transfer agent appointed by the Company.

(ooo)

“Vessel” means each of (i) MEDITERRANEAN VOYAGER (or any successor name to the same ship), with IMO No. 9857858, (ii) CARIBBEAN VOYAGER (or any successor name to the same ship), with IMO No. 9857860, (iii) H.N. 8041 (or any successor name to the same ship), with IMO No. 9878890, and (iv) H.N. 8042 (or any successor name to the same ship), with IMO No. 9878905.

(ppp)

“VWAP” means the volume weighted average price (the aggregate sales price of all trades of Common Shares during each period divided by the total number of Common Shares traded during such period) of the Common Shares as reported by Bloomberg (i.e., VWAP as reported by Bloomberg (TNP US Equity VWAP <GO>)).

For all purposes relevant to this Certificate of Designations: the terms defined in the singular have a comparable meaning when used in the plural and vice versa; whenever the words “include,” “includes,” or “including” are used, they are deemed followed by the words “without limitation;” all references to number of shares, amounts per share, prices, and the like shall be subject to appropriate adjustment for share splits, share combinations, share dividends and similar events; and, except as otherwise set forth in this Certificate of Designations, if any event under this Certificate of Designations occurs on a day that is not a Business Day, such event shall be deemed to occur on the first Business Day after such date. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

Section 10. Fractional Shares. No Series G Preferred Shares may be issued or redeemed in fractions of a share.

Section 11. No Sinking Fund. The Series G Preferred Shares shall not have the benefit of any sinking fund.

Section 12. Record Holders. To the fullest extent permitted by applicable law, the Company, the Registrar, the Transfer Agent and the Paying Agent may deem and treat the Holder of any Series G Preferred Shares as the true, lawful and absolute owner thereof for all purposes, and neither the Company nor the Registrar, the Transfer Agent or the Paying Agent shall be affected by any notice to the contrary.

Section 13. Notices. All notices or communications in respect of the Series G Preferred Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, in the Memorandum of Association and Bye-laws or by applicable law.

Section 14. No Impairment. The Company shall not, by amendment of this Certificate of Designations, through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid or reduce the observance or performance of any of the terms to be observed or performed under this Certificate of Designations by the Company, but shall at all times in good faith assist in the carrying out of all the provisions of this Certificate of Designation and in the taking of all such action as may be necessary or appropriate in order to protect the redemption, voting, conversion, dividend and other rights of the Holders against impairment.

Section 15. Taxes. The Company shall pay any and all issue, stamp and other taxes that may be payable in respect of any issuance of Series G Preferred Shares. The Company shall not, however, pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any Series G Preferred Shares. The Company shall pay any and all issue, stamp and other taxes that may be payable in respect of any conversion of Series G Preferred Shares. The Company shall not, however, pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate of Common Shares in a name other than the Holder of the Series G Preferred Shares so converted, and the Company shall not be required to issue or deliver any such certificate of Common Shares unless and until the Holder converting such Series G Preferred Shares requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

Section 16. Lost or Stolen Certificates. Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of any Series G Preferred Share certificates, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of the Series G Preferred Share certificate(s), if any, the Company shall execute and deliver new Series G Preferred Share certificate(s) of like tenor and date.

Section 17. Maturity. The Series G Preferred Shares shall be perpetual, unless redeemed or converted in accordance with this Certificate of Designations or repurchased by the Company.

Section 18. Transfer. The Series G Preferred Shares are not transferable without the consent of the Company, which it may withhold in its absolute discretion.

[Signature Page Follows]

IN WITNESS WHEREOF, TSAKOS ENERGY NAVIGATION LIMITED has caused this certificate to be signed this 25th day of September, 2019.

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ Nikolas P. Tsakos
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer